
December 5, 2014

Via E-mail
Edward E. Cohen
Chief Executive Officer
Atlas Energy Group, LLC
Park Place Corporate Center One
1000 Commerce Drive
Suite 400
Pittsburgh, PA 15275

>   **Re: Atlas Energy Group, LLC**
>   **Registration Statement on Form 10**
>   **Filed November 5, 2014**
>   **File No. 001-36725**

Dear Mr. Cohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10 Filed November 5, 2014

General

1.   Tell us when you intend to send the Information Statement to Atlas Energy shareholders relative to distributing the Targa Proxy/Prospectus.

Exhibit 99.1

Questions and Answers about the Distribution, page 1

2.   Please add a question and answer discussing the estimated costs you expect to incur in
       connection with the distribution, if material.

Summary Reserve Data, page 29

3.   You disclose that the reserve information as of December 31, 2013, presented in
       summary form on page 29 and elsewhere on pages 166, F-9 through F-10 and F-61, is
       based on reserve reports prepared by Wright & Company, Inc, an independent third-party
       engineer. However, there appears to be an inconsistency between the reserve and PV-10
       figures disclosed in the Registration Statement on Form 10-12B and the comparable
       figures disclosed in the reports included as Exhibits 99.2 and 99.3. We believe that the
       information in the reserve reports should correlate with the disclosure in your registration
       statement. Please modify your disclosures as necessary to resolve any inconsistencies or
       clarify the reasons for this apparent lack of correlation.

Forward-Looking Statements, page 65

4.   It does not appear appropriate to suggest that the word "will" identifies the uncertainties
       associated with forward-looking statements. Please revise accordingly.

Cash Distribution Policy, page 75

Estimated Initial Cash Available for Distribution, page 78

5.   We note you intend to make quarterly distributions; however, you have provided
       projected information for the year ending December 31, 2015. Insofar as you intend to
       make quarterly distributions, please revise the tabular entries to make this presentation on
       a quarterly basis.

Significant Forecast Assumptions, page 82

6.   We note that Atlas Resource Partners, L.P.'s forecasted commodity prices for the year
       ending December 31, 2015 were based upon average forward prices as of October 13,
       2014. Please tell us whether you intend to update these prices, as well as your various
       production costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 112

Results of Operations, page 116

Production Volumes, page 118

7.   We note your tabular disclosure of production for the periods shown on page 118; however, it does not appear that you have provided disclosure here or elsewhere of the production relating to the fields that contain 15% or more of each entity's total proved reserves. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

Liquidity and Capital Resources, page 131

Capital Requirements, page 134

8.   Notwithstanding your disclosure within your cash distribution policy, please expand your discussion of capital requirements to disclose how much you anticipate spending on maintenance capital expenditures and expansion capital expenditures in fiscal 2015 and how you intend to finance such expenditures.

Credit Facilities, page 137

9.   Similar to your discussion of your other debt, please disclose the outstanding balance of ARP's revolving credit facility as of June 30, 2014.

Business, page 150

Natural Gas and Oil Reserves, page 165

Proved Undeveloped Reserve, or "PUD", page 167

10.   The net changes in ARP's proved undeveloped reserves when combined with the net quantities converted to developed reserves during 2013 do not appear to reconcile with the overall net change in ARP's undeveloped reserves for the period ending December 31, 2013. For example, you disclose net additions of 158.6 Bcfe and 34.6 Bcfe relating to drilling and acquisitions, respectively, and net reductions of 77.5 Bcfe and 117.2 Bcfe relating to revisions and PUDs converted to developed reserves during 2013, respectively. The sum of these changes does not appear to correlate to the overall net change from 317 Bcfe at the beginning of the year, as disclosed in Exhibit 99.1 filed with Atlas Resource Partners, L.P. Form 10-K for the fiscal year ended December 31, 2012, and the 373.8 Bcfe at the end of the year. Please expand your disclosure to provide sufficient detail to reconcile the overall change in net reserves relating to all causes such

as revisions of previous estimates, improved recovery, extensions and discoveries, purchases and sales, in addition to those quantities converted to developed during the period. Please refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Contractual Revenue Arrangements, page 170

Drilling Partnerships, page 171

11.   We note from your disclosure that ARP funds a portion of its drilling activities through the sponsorship of tax-advantaged Drilling Partnerships. As it relates to the activities and transactions between ARP and the Drilling Partnerships, please provide the following information:

-   Describe the transactions that occur in order to establish a legal/contractual relationship between ARP and the Drilling Partnerships,

-   Clarify whether the interest conveyed are for the same properties ARP owns a working interest in, from which the revenue is reported on your combined consolidated statement of operations as 'Gas and oil production',

-   Describe the properties conveyed, including:

    (i) status of property (proved vs unproved),

    (ii) nature of interest conveyed (working, royalty, etc.), and

    (iii) if applicable, the typical percentage interest conveyed, and whether ARP is the operator of the property before and after the conveyance.

Management, page 180

12.   For Mr. (Jonathan Z.) Cohen, and any nominee expected to serve on your board of directors, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director, in light of the your business and structure. See Item 401(e) of Regulation S-K.

New Atlas Operations and Subsidiaries Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Proved Gas and Oil Reserve Quantities, page F-9

13.   Please expand the disclosure relating to ARP's pro forma reserves to clarify if the estimates presented for the Rangely acquisition were prepared internally or by an

independent third-party reserve engineer. If these estimates were not prepared internally, please file a report of the third party as an exhibit to your registration statement. Refer to Item 1202(a)(8) of Regulation S-K.

14. Please expand your disclosure to provide a narrative explanation for the significant changes in net reserves relating to each line item entry other than production. Refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5.

Standardized Measure, page F-11

15. Please advise or revise the disclosure relating to the gas price used in the calculation of the standardized measure to express this figure in terms of dollars per MMBtu consistent with the price disclosed elsewhere in Exhibit 99.3.

16. We note there appears to be an inconsistency between the 2013 natural gas, oil and NGL production figures shown here and the figures provided elsewhere on page 118. Please modify your disclosures as necessary to resolve any inconsistencies or tell us why a revision is not required.

New Atlas Operations and Subsidiaries Combined Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-18

17. We note that you present the full financial statements of ARP and the Development Subsidiary in your combined consolidated financial statements with the related presentation of non-controlling interests, and that you present on a pro-rata basis the financial statements underlying the Drilling Partnerships. Since all three entities are limited partnerships with you as the general partner, it is not clear why the accounting is not the same for all three partnerships. Please explain to us how you determined different accounting for the Drilling Partnerships is appropriate.

Combined Consolidated Balance Sheets, page F-13

18. We note Subscriptions Receivable is a significant portion of your current assets, but you do not have any related accounting policy. Please provide an accounting policy that explains the transactions that result in subscriptions receivable, the reason this receivable is recorded in your financial statements, and any other significant aspects of your accounting.

Note 11 – Certain Relationships and Related Party Transactions, page F-50

Relationships with Drilling Partnerships, page F-50

19. We note the following related to your Drilling Partnerships:

- You account for Drilling Partnerships on a pro-rata basis, relying upon "established practice in the oil and gas industry," *(page F-20)*

- You record revenue from Drilling Partnerships related to a number of different revenue streams (i.e., drilling services, management fees, and gathering fees), *(page F-26)*

- ARP is liable for the Drilling Partnerships' liabilities, *(page F-50)*

- Investor partners in certain Drilling Partnerships have the right to present their interests for purchase by ARP, *(page F-51)* and

- ARP has agreed to subordinate a portion of its share of revenues from the Drilling Partnerships to the benefit of the investor partners until they have received specified returns. *(page F-51)*

We would like to understand how you have considered the preceding factors as part of your accounting policies. Accordingly, please explain to us the following:

(i) How you considered ARP's liability for Drilling Partnership liabilities and FASB ASC 810-10-45-14 in your determination that pro-rata consolidation of Drilling Partnerships is appropriate,

(ii) How you considered investors' right to present their Drilling Partnership interests to you, and your requirement to subordinate your Drilling Partnership revenues, in formulation of an accounting policy for revenues received from Drilling Partnerships. That is, explain to us why it is appropriate to recognize revenue from Drilling Partnerships, taking into account the noted factors,

(iii) How you considered investors' right to present their Drilling Partnership interests to you and your requirement to subordinate your Drilling Partnership revenues as part of your consideration of FASB ASC 932-360-40-6, and

(iv) Your accounting policies under FASB ASC 932-360-40-7 through 40-9.

Note 12 – Commitments and Contingencies, page F-51

20.   We note that investor partners in certain Drilling Partnerships have the right to present their interests for purchase by ARP. Please disclose (i) the conditions precedent for investor partners to be able to present their interests, (ii) the methodology for the determination of the purchase prices, and (iii) the aggregate amount that can be presented to ARP.

New Atlas Combined Consolidated Financial Statements, page F-64

21.   Please provide updated financial statements and related pro forma financial statements to comply with the guidance in Rules 3-12 and 11-02(c) of Regulation S-X.

Closing Comments

Please provide updated information regarding the status of your listing application with the New York Stock Exchange. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including any material contracts, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Michael Fay, Staff Accountant, at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. David K. Lam